Exhibit 99.3

Stockholm	28 April 2023

Notice of annual general meeting of Calliditas Therapeutics AB (publ)

The shareholders of Calliditas Therapeutics AB (publ) (“Calliditas Therapeutics”), Reg. No. 556659-9766, with registered office in Stockholm, are summoned to the annual general meeting on Tuesday 30 May 2023 at Klara, Klarabergsviadukten 90, Stockholm, Sweden. Registration starts at 10.00 CEST.

Right to participate in the annual general meeting and notice of participation

Participation in the annual general meeting at the venue

A shareholder who wishes to participate in the annual general meeting at the venue in person or represented by a proxy must (i) be recorded as a shareholder in the share register maintained by Euroclear Sweden AB relating to the circumstances on 22 May 2023, and (ii) no later than 24 May 2023 give notice by post to Calliditas Therapeutics AB (publ), annual general meeting 2023, c/o Euroclear Sweden, Box 191, SE-101 23 Stockholm, Sweden or via e-mail to GeneralMeetingService@euroclear.com. When providing such notice, the shareholder shall state name, personal or corporate registration number, address, telephone number and the number of any accompanying assistant(s) (maximum two assistants) as well as information about any proxy.

If a shareholder is represented by proxy, a written, dated proxy for the representative must be issued. A proxy form is available on the company’s website, www.calliditas.se. If the proxy is issued by a legal entity, a certificate of registration or equivalent certificate of authority should be enclosed. To facilitate the registration at the general meeting, the proxy and the certificate of registration or equivalent certificate of authority should be sent to the company as set out above so that it is received no later than 29 May 2023.

Participation by advance voting

A shareholder who wishes to participate in the annual general meeting by advance voting must (i) be recorded as a shareholder in the share register maintained by Euroclear Sweden AB relating to the circumstances on 22 May 2023, and (ii) give notice no later than 24 May 2023, by casting its advance vote in accordance with the instructions below so that the advance vote is received by Euroclear Sweden AB no later than on that day.

A shareholder who wishes to participate in the annual general meeting at the venue in person or represented by a proxy must give notice thereof in accordance with what is set out under Participation in the annual general meeting at the venue above. This means that a notification by advance vote is not sufficient for a person who wishes to participate at the venue.

A special form shall be used when advance voting. The advance voting form is available on the company’s website www.calliditas.se. A completed and signed form may be submitted by post to Calliditas Therapeutics AB (publ), annual general meeting 2023, c/o Euroclear Sweden, Box 191, SE-101 23 Stockholm, Sweden or via e-mail to GeneralMeetingService@euroclear.com. The completed form shall be received by Euroclear Sweden AB not later than 24 May 2023. Shareholders who are natural persons may also cast their votes electronically through BankID verification via https://anmalan.vpc.se/EuroclearProxy/. The shareholder may not provide special instructions or conditions in the voting form. If so, the advance vote in its entirety is invalid. Further instructions and conditions are included in the form for advance voting.

If a shareholder votes by proxy, a written and dated proxy shall be enclosed to the advance voting form. A proxy form is available on the company’s website www.calliditas.se. If the shareholder is a legal entity, a certificate of registration or equivalent certificate of authority should be enclosed. If a shareholder has voted in advance and then attends the annual general meeting in person or through a proxy, the advance vote is still valid except to the extent the shareholder participates in a voting procedure at the general meeting or otherwise withdraws its casted advance vote. If the shareholder chooses to participate in a voting at the general meeting, the vote cast will replace the advance vote with regard to the relevant item on the agenda.

For questions regarding the annual general meeting or to have the advance voting form sent by post, please contact Euroclear Sweden AB, by telephone +46 8 402 91 33 (Monday-Friday 09:00-16:00 CEST).

Nominee-registered shares

To be entitled to participate in the annual general meeting, a shareholder whose shares are held in the name of a nominee must, in addition to providing notification of participation, register its shares in its own name so that the shareholder is recorded in the share register relating to the circumstances on 22 May 2023. Such registration may be temporary (so-called voting right registration) and is requested from the nominee in accordance with the nominee’s procedures and in such time in advance as the nominee determines. Voting right registrations completed by the nominee not later than 24 May 2023 are taken into account when preparing the share register.

Number of shares and votes

As per the date of this notice there are a total of 53,672,069 ordinary shares outstanding in the company that entitle to one vote per share at the annual general meeting. Furthermore, as of the date of this notice, the company holds 5,908,018 own ordinary shares which cannot be represented at the annual general meeting. Thus, there are a total of 59,580,087 ordinary shares and votes in the company, of which 53,672,069 shares and votes can be represented at the annual general meeting.

Proposed agenda

1.	Opening of the meeting
2.	Election of a chairman of the meeting
3.	Preparation and approval of the voting register
4.	Approval of the agenda
5.	Election of one or two persons to approve the minutes
6.	Determination of whether the meeting was duly convened
7.	Presentation by the CEO
8.	Presentation of the annual report and auditor’s report and the consolidated financial statements and auditor’s report for the group
9.	Resolutions regarding:
(a)	Adoption of the income statement and balance sheet and the consolidated income statement and consolidated balance sheet,
(b)	Allocation of the company’s profit or loss according to the adopted balance sheet, and
(c)	Discharge from liability for board members and the CEO
10.	Determination of the number of members of the Board of Directors and the number of auditors
11.	Determination of remuneration for the Board of Directors and the auditors
12.	Election of the Board of Directors
13.	Election of chairman of the Board of Directors
14.	Election of accounting firm or auditors
15.	Resolution on principles for appointing the nomination committee
16.	Resolution on approval of the Board of Directors’ remuneration report
17.	Resolution to amend the articles of association
18.	Resolution to authorize the Board of Directors to resolve on issue of new shares, warrants and/or convertibles
19.	Resolution to authorize the Board of Directors to resolve on transfer of own ordinary shares

20.	Resolution, in order to adopt a long-term performance-based incentive program for members of the Board of Directors, on:
(a)	Adoption of a long-term performance-based incentive program for members of the Board of Directors
(b)	Issue of warrants
(c)	Equity swap agreement with a third party
21.	Resolution, in order to adopt a long-term incentive program for the company’s management and key personnel, on:
(a)	Adoption of a long-term incentive program for the company’s management and key personnel
(b)	Issue of warrants
(c)	Equity swap agreement with a third party
22.	Closing of the meeting

Item 2, 10-14 – The nomination committee’s proposal to the annual general meeting 2023

The nomination committee of Calliditas Therapeutics, which consists of Karl Tobieson (Linc AB) (chairman of the nomination committee), Elmar Schnee (chairman of the Board of Directors), Patrik Sobocki (Stiftelsen Industrifonden) and Jan Särlvik (Fjärde AP-fonden) proposes the following:

-	that Dain Hård Nevonen, member of the Swedish Bar Association, shall be appointed chairman at the annual general meeting.
-	that the number of members of the Board of Directors shall be six (6) without deputies.
-	that the number of auditors shall be one (1) without deputies.
-	that the directors’ fee shall be paid with SEK 940,000 (900,000) to the chairman of the Board of Directors and SEK 365,000 (350,000) to each one of the other members who are not employed in the group, SEK 200,000 (200,000) to the chairman of the audit committee and SEK 100,000 (100,000) to the other members of the audit committee who are not employed in the group as well as SEK 50,000 (50,000) to the chairman of the remuneration committee and SEK 25,000 (25,000) to the other members of the remuneration committee who are not employed in the group. In addition to the above-proposed remuneration for ordinary board work, it is proposed that board members residing in the United States shall receive an additional amount of SEK 140,000 (140,000) and that board members residing in Europe, but outside the Nordics, shall receive an additional amount of SEK 50,000 (50,000).
-	that the fee to the auditor shall be paid in accordance with approved statement of costs.
-	that the board members Elmar Schnee, Hilde Furberg, Diane Parks, Henrik Stenqvist and Elisabeth Björk are re-elected as board members and that Fred Driscoll is elected as new board member, for the period up until the end of the next annual general meeting. Molly Henderson has declined re-election.

Information on the proposed new board member

Fred Driscoll, born in 1968. Fred holds a degree in accounting from Bentley University. Fred has served as CFO of several listed life science companies in the United States. Previous positions include CFO at Flexion Theraputics, Novavax AB and Oxigene Inc. Fred Driscoll holds no shares in Calliditas Therapeutics and is considered to be independent of Calliditas Therapeutics and its management as well as of Calliditas Therapeutics’ larger shareholders.

-	that Elmar Schnee is re-elected chairman of the Board of Directors.
-	that Ernst & Young AB is re-elected, in accordance with the audit committee’s recommendation. Should Ernst & Young AB be re-elected, the nomination committee notes that Ernst & Young AB has communicated that Jakob Grunditz will be appointed as the auditor in charge.

A presentation of the individuals proposed for re-election is available at www.calliditas.se/en/.

Item 9b – Allocation of the company’s profit or loss according to the adopted balance sheet

The Board of Directors proposes that no dividends shall be paid for the financial year 2022 and that that SEK 1,125,480 thousand is carried forward.

Item 15 – Resolution on principles for appointing the nomination committee

The nomination committee proposes that the annual general meeting resolves that the principles for appointing the nomination committee shall be left unchanged from the previous year, in accordance with the below.

The nomination committee shall be composed of the chairman of the Board of Directors together with one representative of each of the three largest shareholders, based on ownership in the company as of the expiry of the third quarter of the financial year. Should any of the three largest shareholders renounce its right to appoint one representative to the nomination committee, such right shall transfer to the shareholder who then in turn, after these three, is the largest shareholder in the company. The Board of Directors shall convene the nomination committee. The member representing the largest shareholder shall be appointed chairman of the nomination committee, unless the nomination committee unanimously appoints someone else.

Should a shareholder having appointed a representative to the nomination committee no longer be among the three largest shareholders at a point in time falling three months before the annual general meeting at the latest, the representative appointed by such shareholder shall resign and the shareholder who is then among the three largest shareholders shall have the right to appoint one representative to the nomination committee. Unless there are specific reasons otherwise, the already established composition of the nomination committee shall, however, remain unchanged in case such change in the ownership is only marginal or occurs during the three month period prior to the annual general meeting. Where a shareholder has become one of the three largest shareholders due to a material change in the ownership at a point in time falling later than three months before the annual general meeting, such shareholder shall however in any event have the right to take part of the work of the nomination committee and participate in its meetings. Should a member resign from the nomination committee before his or her work is completed, the shareholder who has appointed such member shall appoint a new member, unless that shareholder is no longer one of the three largest shareholders, in which case the largest shareholder in turn shall appoint the substitute member. A shareholder who has appointed a representative to the nomination committee shall have the right to discharge such representative and appoint a new representative.

Changes to the composition of the nomination committee shall be announced immediately. The term of office for the nomination committee ends when the next nomination committee has been appointed. The nomination committee shall carry out its duties as set out in the Swedish Code of Corporate Governance.

Item 17 – Resolution to amend the articles of association

The Board of Directors proposes that the annual general meeting resolves to amend the articles of association as follows:

An update of § 4 is proposed, whereby the limits for the share capital and the number of shares are increased in order to enable registration of more number of shares. In addition, a new section is proposed, § 11, which authorizes the Board of Directors to resolve that persons not being shareholders shall be allowed to attend general meetings.

Following the insertion of a new section, a renumbering of sections is proposed, whereby the previous § 11 becomes § 12 and so on.

Current wording	Proposed wording

4 § Share capital and number of shares

The share capital shall be not less than SEK 710,000 and not more than SEK 2,840,000. The number of shares shall be not less than 17,750,000 and not more than 71,000,000.

/…/

4 § Share capital and number of shares

The share capital shall be not less than SEK 1,000,000 and not more than SEK 4,000,000. The number of shares shall be not less than 25,000,000 and not more than 100,000,000.

/…/

11 § (New section inserted)

11 § The right for persons not being shareholders to attend a shareholders’ meeting

The Board of Directors may resolve that persons not being shareholders of the company shall be entitled, on the conditions stipulated by the Board of Directors, to attend or in any other manner follow the discussions at a shareholders’ meeting.

The Board of Directors proposes that the CEO shall be authorized to make the minor adjustments to this resolution that may be necessary in connection with their registration.

Item 18 – Resolution to authorize the Board of Directors to resolve on issue of new shares, warrants and/or convertibles

The Board of Directors proposes that the annual general meeting resolves to authorize the Board of Directors to, at one or several occasions and for the period up until the next annual general meeting, increase the company’s share capital by issuing new shares, warrants and/or convertibles. Such share issue resolution may be carried out with or without deviation from the shareholders’ preferential rights and with or without provisions for contribution in kind, set-off or other conditions. The authorization may only be utilized to such extent that the number of shares issued by virtue of the authorization, or the number of shares created in connection with exercise of warrants or conversion of convertibles, together with any ordinary shares transferred by virtue of the authorization under item 19 below (provided that the annual general meeting resolves in accordance with the proposal), in aggregate does not exceed 20 percent of the total number of ordinary shares issued at the time of the general meeting’s resolution on the proposed authorization, calculated after full exercise of the hereby proposed authorization.

The purpose of the authorization is to increase the financial flexibility of the company and the general flexibility of the Board of Directors. Should the Board of Directors resolve on an issue with deviation from the shareholders’ preferential rights, the reason for this shall be to finance an acquisition of operations, to procure capital to finance the development of projects, repayments of loans or to commercialize the company’ s products. Upon such deviation from the shareholders’ preferential rights, the new issue shall be made at market terms and conditions.

The CEO shall be authorized to make such minor adjustments to this resolution that may be necessary in connection with the registration thereof.

Item 19 – Resolution to authorize the Board of Directors to resolve on transfer of own ordinary shares

In 2022, Calliditas Therapeutics had a so called At-The-Market program (“ATM Program”) in place, directed towards the US market. In order to facilitate for the implementation of the ATM program, the annual general meeting 2022 adopted resolutions whereby, among other things, a new class of shares (C-shares) was introduced in the articles of association and the Board of Directors was authorized to resolve on the issue, repurchase and transfer of 5,908,019 C-shares after conversion to ordinary shares. On 20 June 2022, the board of directors resolved by virtue of the authorizations to issue and repurchase 5,908,019 C-shares as well as to convert the C-shares to ordinary shares, which the company has held in treasury since. The company does not intend to carry forward with the ATM program, meaning that the program will be terminated without any of the 5,908,019 ordinary shares being exercized, and as a complement to the proposal to authorize the Board of Directors to resolve on issue of new shares, warrants and/or convertibles in accordance with item 18 above, the Board of Directors therefore proposes that the annual general meeting resolves to authorize the Board of Directors to resolve on transfer of own ordinary shares in accordance with this item 19.

The Board of Directors proposes that the annual general meeting resolves to authorize the Board of Directors, for the period up until the next annual general meeting, on one or several occasions, to resolve on transfer (sell) of own ordinary shares. Transfers may be carried outside Nasdaq Stockholm at a price with or without deviation from the shareholders’ preferential rights, against cash payment or against payment through set-off or in kind, or on other conditions. Upon such transfers, the price shall be established so that it is not below market price. Transfers of own ordinary shares pursuant to this item may be made by a maximum of 5,908,018 ordinary shares held by the company at the time of this notice (or the lower number of own ordinary shares held by the company at any given time), provided that the total number of shares transferred, together with shares issued or shares that may be created in connection with the exercise of warrants or conversion of convertibles issued by virtue of the authorization under item 18 above (provided that the annual general meeting resolves in accordance with the proposal), in aggregate does not exceed 20 percent of the total number of ordinary shares issued at the time of the general meeting’s resolution on the proposed authorization, calculated after full exercise of the proposed authorization under item 18.

The purpose of the authorization is to finance an acquisition of operations, to procure capital to finance the development of projects, repayment of loans or to commercialize the company’ s products.

Item 20 – Resolution, in order to adopt a long-term performance-based incentive program for members of the Board of Directors, on:

Linc AB and Stiftelsen Industrifonden which, as of the date of this notice, together represents 17 percent of the outstanding shares and votes in Calliditas Therapeutics, (the “Main Shareholders”) proposes that the annual general meeting resolves to implement a long-term performance-based incentive program for members of the Board of Directors of Calliditas Therapeutics AB (“Board LTIP 2023”) in accordance with items 20a – 20b below. The resolutions under items 20a – 20b below are proposed to be conditional upon each other. Should the majority requirement for item 20b below not be met, the Main Shareholders propose that Calliditas Therapeutics shall be able to enter into an equity swap agreement with a third party in accordance with item 20c below and resolutions under items 20a and 20c shall then be conditional upon each other.

Board LTIP 2023 is a program under which the participants will be granted, free of charge, share awards subject to performance vesting (“Share Awards”) that entitle to shares in Calliditas Therapeutics to be calculated in accordance with the principles stipulated below, however not more than 50,000 shares. In order to ensure the delivery of shares under Board LTIP 2023 and Board LTIP 2022 (as defined below), not more than 90,706 warrants (50,000 warrants for Board LTIP 2023 and 40,706 warrants for Board LTIP 2022) can be issued in accordance with item 20b below.

20a – Adoption of a long-term performance-based incentive program for members of the Board of Directors

The rationale for the proposal

Board LTIP 2023 is intended for members of the Board of Directors in Calliditas Therapeutics. The Main Shareholders believe that an equity-based incentive program is a central part of an attractive and competitive remuneration package in order to attract, retain and motivate internationally competent members of the Board of Directors, and to incentivise the participants on delivering exceptional performance which contributes to value creation for all shareholders. Board LTIP 2023 is adapted to the current position and needs of Calliditas Therapeutics. The Main Shareholders are of the opinion that Board LTIP 2023 will increase and strengthen the participants’ dedication to Calliditas Therapeutics’ operations, improve company loyalty and be beneficial to both the shareholders and Calliditas Therapeutics.

Conditions for Share Awards

The following conditions shall apply for the Share Awards.

1.	The Share Awards shall be granted free of charge to the participants as soon as practicable after the annual general meeting.

2.	The Share Awards shall vest gradually over approximately three years, corresponding to three terms up to the date of, whichever is earliest, (i) the annual general meeting 2026 or (ii) 1 July 2026 (the “Vesting Date”), where each term equals the period from one annual general meeting up until the day falling immediately prior to the next annual general meeting or the Vesting Date, as applicable (each such period a “Term”). The Share Awards shall vest with 1/3 at the end of each Term, provided that the participant is still a Board member of Calliditas Therapeutics on the said date. In addition to the vesting conditions just stated, the Share Awards are subject to performance vesting based on the development of the Calliditas Therapeutics share price, in accordance with the vesting conditions below.

3.	The Share Awards are subject to performance vesting based on the development of the Calliditas Therapeutics share price over the period from the date the Share Awards are allocated (“Grant Date”) up to and including the day before the Vesting Date. The development of the share price will be measured based on the volume-weighted average price of the company’s share on Nasdaq Stockholm for the 10 trading days immediately preceding the Grant Date and the 10 trading days immediately preceding the Vesting Date, respectively. In the event Calliditas Therapeutics’ share price has increased by more than 60 percent, 100 percent of the Share Awards shall vest, and should the share price have increased by 20 percent, 33 percent of such Share Awards shall vest. In the event of an increase of the share price of between 20 and 60 percent, vesting of the Share Awards will occur linearly. Should the increase of the share price be less than 20 percent, vesting will not occur at all.

4.	The earliest point in time at which shares may be obtained from vested Share Awards shall be as soon as possible after the Vesting Date and once an assessment of the performance criteria has been made.

5.	Each vested Share Award entitles the holder to receive one share in Calliditas Therapeutics without any compensation being payable provided that the holder is still a Board member of Calliditas Therapeutics at the relevant time of vesting with the exception of certain customary “good leaver”-situations (death and permanent incapacity to complete the assignment due to illness or accident) and this shall also apply during the first year up until the day of the annual general meeting 2024.

6.	The number of Share Awards will be re-calculated in the event that changes occur in Calliditas Therapeutics’ equity capital structure, such as a bonus issue, merger, rights issue, share split or reverse share split, reduction of the share capital or similar measures.

7.	The Share Awards cannot be transferred and may not be pledged.

8.	The Share Awards can be granted by the parent company as well as any other company within the Calliditas Therapeutics group.

9.	In the event of a public take-over offer, asset sale, liquidation, merger or any other such transaction affecting Calliditas Therapeutics, the Share Awards will vest in their entirety upon completion of such transaction.

10.	The Share Awards shall otherwise be subject to the terms set forth in the separate agreements with the participants and the detailed terms for Board LTIP 2023.

Allocation

The number of Share Awards that shall be granted to each participant shall equal the below amount for the respective participant divided by the volume-weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm for the 10 trading days preceding the Grant Date.

The Share Awards under Board LTIP 2023 shall be awarded in accordance with the following:

•	Share Awards calculated based on SEK 1,300,000 to the chairman of the Board of Directors; and

•	Share Awards calculated based on SEK 500,000 to each of Hilde Furberg, Diane Parks, Henrik Stenqvist, Elisabeth Björk and Fred Driscoll.

In any event, Board LTIP 2023 will comprise a total number of Share Awards which, if all Share Awards are vested in accordance with the vesting conditions above, can entitle to not more than 50,000 shares in Calliditas Therapeutics.

Preparation of the proposal

Board LTIP 2023 has been prepared by the Main Shareholders and has been structured based on an evaluation of prior incentive programs and market practice for comparable European (including Swedish) and American listed companies.

Dilution

Assuming a volume-weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm for the 10 trading days preceding the Grant Date of SEK 125, Board LTIP 2023 will comprise not more than 30,400 shares in total, which corresponds to a dilution of approximately 0.1 percent on a fully diluted basis. Taking into account also the shares which may be issued pursuant to previously implemented incentive programs in the company, the maximum dilution amounts to 7.2 percent on a fully diluted basis. Taking into account also the shares which may be issued pursuant to previously implemented incentive programs in the company as well as the incentive program for the company’s management and key personnel proposed to the annual general meeting 2023, the maximum dilution amounts to 10.0 percent on a fully diluted basis.

Information about Calliditas Therapeutics’ existing incentive programs can be found in Calliditas Therapeutics’ annual report for 2022, note 10, which is available on the company’s website, www.calliditas.se/en/.

Scope and costs of the program

Board LTIP 2023 will be accounted for in accordance with “IFRS 2 – Share-based payments”. IFRS 2 stipulates that the Share Awards shall be expensed as personnel costs over the vesting period and will be accounted for directly against equity. Personnel costs in accordance with IFRS 2 do not affect the company’s cash flow. Social security costs will be expensed in the income statement during the vesting period.

Assuming a volume-weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm for the 10 trading days preceding the Grant Date of SEK 125, the annual cost for the Board LTIP 2023, according to IFRS 2, is estimated at approximately SEK 0.7 million before tax. The estimated IFRS 2 cost has been calculated with a Monte Carlo simulation. The annual cost for social security contributions is estimated at SEK 0.4 million, based on an annual increase in the share price of 10 percent, the aforementioned assumptions and a social security tax rate of 31.42 percent. The total annual cost for Board LTIP 2023 during the term of the program, including costs according to IFRS 2 and social security charges, is therefore estimated to approximately SEK 1.1 million.

The total cost of the Board LTIP 2023, including all costs referred to above and social security charges, is estimated to amount to approximately SEK 3.3 million under the above assumptions.

Delivery of shares under Board LTIP 2023

In order to ensure the delivery of shares under Board LTIP 2023, the Main Shareholders propose that the annual general meeting resolves to issue warrants in accordance with item 20b below.

20b – Issue of warrants

In order to ensure the delivery of shares under (i) Board LTIP 2023 and (ii) the long-term performance-based incentive program for members of the Board of Directors adopted by the annual general meeting 2022 (the “Board LTIP 2022”), the Main Shareholders propose that the annual general meeting resolves to issue not more than 90,706 warrants (50,000 warrants for Board LTIP 2023 and 40 706 warrants for Board LTIP 2022), whereby the company’s share capital can increase by not more than SEK 3 628,24 in accordance with the following:

1.	The right to subscribe for the warrants shall, with deviation from the shareholders’ pre-emptive rights, only vest with Nefecon AB, a wholly owned subsidiary of Calliditas Therapeutics. The reason for the deviation from the shareholders’ pre-emptive rights is the implementation of Board LTIP 2023 and to ensure the delivery of shares under Board LTIP 2022. Nefecon AB shall be entitled to transfer the warrants to participants of Board LTIP 2023 and Board LTIP 2022, respectively, or a financial intermediary in connection with the exercise of Share Awards (including the corresponding share awards exercised under Board LTIP 2022).

2.	The warrants shall be issued free of charge and shall be subscribed for on a subscription list no later than 1 July 2023. The Board of Directors may extend the subscription period.

3.	The detailed terms of the warrants are set out in the complete proposal which is kept available to the shareholders.

4.	The exercise price for subscription for shares based on the warrants shall correspond to the share’s quota value.

5.	The CEO shall be authorized to make such minor adjustments that may be necessary in connection with the registration of the new issue.

6.	Notification of subscription of shares by the exercise of Warrants can be made from and including the day of registration of the Warrants with the Swedish Companies Registration Office up until and including 31 December 2026.

7.	Shares which are issued following subscription shall entitle to participation in the distribution of profits for the first time on the nearest record date occurring after the subscription has been exercised.

20c – Equity swap agreement with a third party

Should the majority requirement for item 20b above not be met, the Main Shareholders propose that the annual general meeting resolves that Board LTIP 2023 shall instead be hedged so that Calliditas Therapeutics can enter into an equity swap agreement with a third party on terms in accordance with market practice, whereby the third party in its own name shall be entitled to acquire and transfer shares of Calliditas Therapeutics to the participants.

Item 21 – Resolution, in order to adopt a long-term incentive program for the company’s management and key personnel, on:

The Board of Directors of Calliditas Therapeutics proposes the introduction of a long-term incentive program for the company’s management and key personnel (including employees and consultants) in accordance with the following.

The Board of Directors proposes that the annual general meeting resolves to implement a long-term incentive program for management and key personnel (including employees and consultants) in Calliditas Therapeutics (“ESOP 2023”) in accordance with items 21a – 21b below.

The resolutions under items 21a – 21b below are proposed to be conditional upon each other. Should the majority requirement for item 21b below not be met, the Board of Directors proposes that Calliditas Therapeutics shall be able to enter into an equity swap agreement with a third party in accordance with item 21c below and resolutions under items 21a and 21c shall then be conditional upon each other.

ESOP 2023 is a program under which the participants will be granted, free of charge, stock options to acquire shares in Calliditas Therapeutics (“Options”), subject to vesting over a three-year period in accordance with the below. The Board of Directors proposes that a maximum of 2,000,000 Options are allocated to the participants.

21a – Adoption of a long-term incentive program for the company’s management and key personnel

The rationale for the proposal

ESOP 2023 is intended for members of management and key personnel (including employees and consultants) in Calliditas Therapeutics. The Board of Directors of Calliditas Therapeutics believes that an equity-based incentive program in the form of stock options is a central part of an attractive and competitive remuneration package in order to attract, retain and motivate competent members of management and key personnel (including employees and consultants) in Calliditas Therapeutics, and to focus the participants on delivering exceptional performance which contributes to value creation for all shareholders.

The proposed program is key for the company’s ability to attract, retain and motivate competent key persons in the United States as well as in Europe in the company’s operations and commercial functions scaling up the market launch of TARPEYO in the United States and the development of the company’s pipeline assets. During the fourth quarter of 2021, the company received accelerated approval in the United States and since January 2022, the company commercializes TARPEYO in the United States. When recruiting and maintaining experienced commercial personnel in the United States and other key employees in the United States and Europe, it is important for Calliditas Therapeutics to be able to offer attractive compensation terms. A competitive equity-based incentive program is a key component in order to be able to attract and retain highly skilled and experienced individuals across clinical, manufacturing and regulatory areast, as well as relevant competencies related to Calliditas Therapeutics´ commercialization of TARPEYO in the United States.

The Board of Directors of Calliditas Therapeutics believes that ESOP 2023 will fortify the alignment of the interests of the participants and the interests of the shareholders. ESOP 2023 is adapted to the current position and needs of Calliditas Therapeutics. The Board of Directors is of the opinion that ESOP 2023 will increase and strengthen the participants’ dedication to Calliditas Therapeutics’ operations, improve company loyalty and that ESOP 2023 will be beneficial to both the shareholders and Calliditas Therapeutics.

Conditions for Options

The following conditions shall apply for the Options.

•	The Options shall be granted free of charge to the participants.

•	The Board of Directors shall resolve upon the allocation of Options between the date of the annual general meeting 2023 and the date of the annual general meeting 2024 (with each respective granting falling on a “Grant Date”).

•	Each Option entitles the holder to acquire one share in Calliditas Therapeutics for a pre-determined exercise price. The exercise price will correspond to 115 percent of the volume weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm during the ten trading days preceding the Grant Date.

•	The Options shall vest over a three-year period, with 20 percent on the first anniversary of the Grant Date, with an annual vesting of 40 percent during the second year after the Grant Date, and with an annual vesting of 40 percent during the third year after the Grant Date, and thereafter be exercisable, provided that the holder, with certain exceptions, still is employed by Calliditas Therapeutics (or, in the case of consultants, still provides services to Calliditas Therapeutics).

•	Following the expiry of the vesting period, the Options may be exercised during a one-year period.

•	The number of Options shall be subject to customary re-calculation, for example in the event that changes occur in Calliditas Therapeutics’ equity capital structure, such as a bonus issue, merger, rights issue, share split or reverse share split, reduction of the share capital or similar measures.

•	The Options are non-transferable and may not be pledged.

•	The Options may be granted by the parent company as well as any other company within the Calliditas Therapeutics group.

•	In the event of a public take-over offer, asset sale, liquidation, merger or any other such transaction affecting Calliditas Therapeutics, the Options will vest in their entirety following the completion of a change of control.

Allocation

The right to receive Options shall accrue to up to 200 employees or consultants of the company. The Board of Directors may grant Options, on one or several occasions, between the date of the annual general meeting 2023 and the date of the annual general meeting 2024. The maximum number of Options that may be allocated to the participants under ESOP 2023 is 2,000,000.

The maximum allocation per individual in each category shall be 300,000 Options for Category 1 (CEO), 250,000 Options for Category 2 (Management) and 100,000 Options for Category 3 (Other key personnel and consultants).

Preparation, administration and the right to amend the terms of the Options

The Board of Directors is responsible for preparing the detailed terms and conditions of ESOP 2023, in accordance with the above-mentioned terms and guidelines. To this end, the Board of Directors shall be entitled to make adjustments to meet foreign regulations or market conditions, including resolving on cash or other settlement if deemed favorable for Calliditas Therapeutics based on foreign tax regulations. The Board of Directors may also make other adjustments if significant changes in Calliditas Therapeutics or its environment would result in a situation where the adopted terms and conditions of ESOP 2023 no longer serve their purpose.

Preparation of the proposal

ESOP 2023 has been initiated by the Board of Directors of Calliditas Therapeutics and has been structured based on an evaluation of prior incentive programs and market practice for comparable European (including Swedish) and American listed companies. ESOP 2023 has been prepared by the Remuneration Committee and reviewed by the Board of Directors.

Dilution

Subject to certain recalculation conditions, the maximum number of shares that may be issued under ESOP 2023 is 2,000,000 which corresponds to a dilution of approximately 3.3 percent on a fully diluted basis. Taking into account also the shares which may be issued pursuant to already allocated warrants under the company’s outstanding incentive programs, the maximum dilution amounts to approximately 10.0 percent on a fully diluted basis.

Information about Calliditas Therapeutics’ existing incentive programs can be found on Calliditas Therapeutics’ website, www.calliditas.se/en/, under “Remuneration” as well as in the company’s annual report.

Scope and costs of the program

ESOP 2023 will be accounted for in accordance with “IFRS 2 – Share-based payments”. IFRS 2 stipulates that the Options shall be expensed as personnel costs over the vesting period. Personnel costs in accordance with IFRS 2 do not affect the company’s cash flow. Social security costs will be expensed in the income statement according to UFR 7 during the vesting period.

Assuming a share price at the time of allocation of Options of SEK 125, an annual increase in the share price of 10 percent and that all Options are allocated up-front under the assumptions set out under “Dilution” above, the average annual cost for Calliditas Therapeutics according to IFRS 2 is estimated to approximately SEK 22.0 million per year before tax. The average annual social security costs over the vesting period are estimated to approximately a total of SEK 6.9 million, based on the above assumptions, that all Options are fully vested, a vesting period for all Options of three years and social security costs of 31.42 percent. It is envisaged that the social security costs associated with ESOP 2023 will be covered by the cash received from the participants at exercise of Options. If necessary, social security costs will be covered by hedging measures through the issue of warrants (see item 21b below) which would be exercised by a financial intermediary in connection with the exercise of the Options. In either case, the social security costs associated with ESOP 2023 will be fully covered and will hence not affect the company’s cash flow.

The total cost of ESOP 2023, including all social security costs, is estimated to amount to approximately SEK 86.7 million under the above assumptions.

Delivery of shares under ESOP 2023

In order to ensure the delivery of shares under ESOP 2023 and if necessary for hedging of social security costs, the Board of Directors proposes that the annual general meeting resolves to issue and use warrants in accordance with item 21b below.

21b – Issue of warrants

In order to ensure the delivery of shares under ESOP 2023, and, if necessary, for hedging of social security costs, the Board of Directors proposes that the annual general meeting resolves to issue not more than 2,000,000 warrants (which includes warrants to potentially hedge social security costs), whereby the company’s share capital could be increased by not more than SEK 80,000.

The right to subscribe for the warrants shall, with deviation from the shareholders’ pre-emptive rights, only be granted Nefecon AB, a wholly owned subsidiary of Calliditas Therapeutics. The reason for the deviation from the shareholders’ pre-emptive rights is the implementation of ESOP 2023. Nefecon AB shall be entitled to transfer the warrants to participants or a financial intermediary in connection with exercise.

The warrants shall be issued free of charge. The exercise price for subscription for shares based on the warrants shall correspond to the share’s quota value.

The full terms and conditions for the warrants are presented in the complete proposal which is kept available to the shareholders in accordance with the below.

21c – Equity swap agreement with a third party

Should the majority requirement for item 21b above not be met, the Board of Directors proposes that the annual general meeting resolves that ESOP 2023 instead shall be hedged through an equity swap agreement with a third party on terms in accordance with market practice, whereby the third party in its own name shall be entitled to acquire and transfer shares of Calliditas Therapeutics to the participants.

Majority rules

The implementation of the Board of Directors’ proposals under items 17, 18 and 19 are subject to the approval at the annual general meeting with at least two thirds (2/3) of both the votes cast and of the shares represented at the meeting. Resolution in accordance with items 20b and 21b above requires approval of at least nine tenths (9/10) of the shares represented and votes cast at the annual general meeting.

Shareholder’s right to obtain information

Shareholders are reminded of their right to, at the annual general meeting, obtain information from the Board of Directors and CEO in accordance with Chapter 7 Section 32 of the Swedish Companies Act. Shareholders who wish to submit questions in advance may do so by sending post to Calliditas Therapeutics AB (publ), att. Fredrik Johansson, Kungsbron 1 D5, SE-111 22 Stockholm, Sweden, or via e-mail to fredrik.johansson@calliditas.com.

Other information

The annual report and the auditor’s report for the financial year 2022, proxy form and advance voting form, the remuneration report and other supporting documents for the general meeting, including complete proposals, as well as the statement from the auditor pursuant to Chapter 8, Section 54 of the Swedish Companies Act will be available to the shareholders at the company’s office on Kungsbron 1 D5, SE-111 22 Stockholm, Sweden, and on the company’s webpage, www.calliditas.se/en/, no later than 9 May 2023. In connection with the publication of the notice, the nomination committee’s proposal and motivated statement will be available on the address stated above as well as on the website stated above. Copies of the documents will be sent to the shareholders who so request and who states their postal address.

Processing of personal data

For information on how your personal data is processed, please see the integrity policy that is available at Euroclear’s website, https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf.

Stockholm, April 2023

Calliditas Therapeutics AB (publ)

The Board of Directors

This is an in-house translation of the Swedish original wording. In case of discrepancies between the English translation and the Swedish original, the Swedish text shall prevail.

For further information, please contact:

Fredrik Johansson, CFO

Email: fredrik.johansson@calliditas.com

Telephone: +46 703 52 91 90

The information was submitted for publication, through the agency of the contact person set out above, at 08:30 CEST on April 28, 2023.

Disclaimer

Nothing in this notice shall constitute an offer to sell nor a solicitation of an offer to buy any securities, nor shall there be any sale of any securities described herein in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction

About Calliditas

Calliditas Therapeutics is a commercial stage biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product, developed under the name Nefecon, has been granted accelerated approval by the FDA under the trade name TARPEYO® and conditional marketing authorization by the European Commission under the trade name Kinpeygo®. Kinpeygo is being commercialized in the European Union Member States by Calliditas’ partner, STADA Arzneimittel AG. Additionally, Calliditas is conducting a Phase 2b/3 clinical trial in primary biliary cholangitis and a Phase 2 proof-of-concept trial in head and neck cancer with its NOX inhibitor product candidate, setanaxib. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT).